March 28, 2006


Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


Re:      Request for Withdrawal:
         Van Kampen Unit Trusts, Municipal Series 594 (the "Trust") Registration Statement on Form S-6
         (File No. 333-129801)


Ladies and Gentlemen:

On behalf of the Trust, Van Kampen Funds, Inc., the depositor of the Trust, (the "Depositor") hereby requests withdrawal of the above-mentioned Registration Statement pursuant to Rule 477 of Regulation C promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. The Registration Statement was originally filed on November 18, 2005. No securities were sold, or will be sold, pursuant to the Registration Statement. Accordingly, the Depositor hereby requests withdrawal of said Registration Statement (File No. 333-129801).

                                                                      Sincerely,

                                    Van Kampen Unit Trusts, Municipal Series 594

                                            By Van Kampen Funds, Inc., depositor

                                                         By: /s/ JOHN F. TIERNEY
                                                              Executive Director